[F.N.B. CORPORATION LETTERHEAD]




                                       F.N.B. CORPORATION
                                       (NASDAQ:  FBAN)
                                       HERMITAGE, PA  16148


         DATE:          February 5, 1996
         FOR RELEASE:   Immediately
         CONTACT:       John D. Waters
                        V.P. and Chief Financial Officer
                        (412) 983-3440

         ---------------------------------------------------------------

                   F.N.B. CORPORATION AND SOUTHWEST BANKS, INC.
                                 ANNOUNCE MERGER


         HERMITAGE, PA -- F.N.B. Corporation and Southwest Banks, Inc. today jointly announced the signing of a definitive agreement to merge the two bank holding companies. Under terms of the agreement, each share of Southwest Banks will be exchanged for .78 share of F.N.B. Corporation common stock and the transac-tion will be accounted for as a pooling of interests. The exchange ratio currently represents a multiple of 2 times its year-end book value. The actual per share value will depend upon the price of F.N.B. stock at the closing of the transac-tion. F.N.B. Corporation will issue 2.9 million shares in the tax free exchange, making the total value of the transaction approximately $61 million.
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         F.N.B. CORPORATION          February 5, 1996             Page 2


                   F.N.B. Corporation is a bank holding company head-quartered in Hermitage, Pennsylvania, with $1.7 billion in assets. It operates six banks and a consumer finance subsidiary through 93 offices in Pennsylvania, eastern Ohio and southwest New York. The company recently announced record earnings for 1995 of $18.1 million, $2.00 per share primary and $1.90 fully diluted, which represents a 34% increase over 1994.

                   Southwest Banks, Inc., a holding company headquar-tered in Naples, Florida, operates two banking subsidiaries, First National Bank of Naples with five locations in Collier County and Cape Coral National Bank in Lee County with two locations. At December 31, 1995, its assets totaled $386 mil-lion which represents a 46% growth rate for the year. Addi-tionally, Southwest recently reported record earnings of $1.7 million or $.44 per share for the year 1995, an increase of 162% over last year.

                   Gary L. Tice, Chairman, President and Chief Executive Officer of Southwest Banks, Inc., enthusiastically remarked, "The transaction represents a substantial premium over current market and book values and an exciting business opportunity, especially considering the historical operating philosophy of F.N.B. Corporation. F.N.B. provides its affiliates an operat-ing environment which will allow us to continue our commitment to superior customer service. This situation is unlike recent mergers which have resulted in sign changes, product changes, layoffs, branch closings and reduced customer service. Addi-tionally, F.N.B. Corporation provides a strong source of capi-tal which will permit our company to continue pursuing a prof-itable growth strategy. In my opinion, there has never been a more natural, compatible and complimentary affiliation with two companies relative to common values, operating philosophy, strategic needs and management personalities." Tice is a native of Sharpsville, Pennsylvania, and was once an officer of First National Bank of Pennsylvania, the lead bank of F.N.B. Corporation. Tice added, "In addition to realizing a premium on their stock ownership, shareholders will benefit from divi-dends paid by F.N.B. Corporation."

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         F.N.B. CORPORATION          February 5, 1996             Page 3



         Southwest Banks has not paid cash dividends. F.N.B. Corporation recently increased its regular dividend on common stock to $.64 on an annual basis, which represents a 3% yield.

                   Commenting on the proposed merger, Peter Mortensen, Chairman and President of F.N.B. Corporation, said, "The affiliation with Southwest Banks provides a unique opportunity to employ our growing capital and greatly increases the fran-chise value of the Company. Further, we are fortunate to have an in-depth knowledge of Southwest Banks and its strong manage-ment team. Finally, in contrast to our traditional stable mar-ket areas, southwest Florida is one of the fastest growing mar-kets in the U.S." Mortensen is one of the founders of Southwest Banks, Inc. as well as its lead bank, First National Bank of Naples and has served as a director of both entities since their formation in 1988. F.N.B. Corporation has owned approximately 5% of Southwest Banks' stock for several years. The management of both companies have a similar credit philoso-phy having jointly financed numerous projects over the years both in Florida and Pennsylvania.

                   As a result of the merger, Southwest Banks, Inc. will be an affiliate of F.N.B. Corporation. Its banks will retain their individual identity and high customer service standards. Gary L. Tice will remain Chief Executive Officer of Southwest Banks and will become an Executive Vice President and Director of F.N.B. Corporation. Two other directors of Southwest Banks will be invited to join the F.N.B. Corporation's Board.

                   On a proforma consolidated basis, measured at December 31, 1995, F.N.B. Corporation would have total assets of $2.1 billion, total deposits of $1.8 billion and total Shareholders' Equity of $174 million. F.N.B. Corporation and Southwest Banks would each continue to be characterized as "well capitalized" by all regulatory standards.

                   Mortensen added, "The transaction will create an acceptable level of earnings dilution, about 6% in the first year. Based on our advisors' analyses considering certain assumptions and expectations, it is anticipated that the impact will become accretive approximately

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         F.N.B. CORPORATION          February 5, 1996             Page 4


         eighteen months after closing. This accretion should increase rapidly considering the favorable growth in Southwest Banks' market compared to our more mature market area."

                   In connection with the merger, Southwest Banks, Inc., is granting an option to F.N.B. Corporation to acquire up to 19.9% of its stock exercisable at a price of $15.00 per share only if certain conditions are met. The merger requires approval by Southwest Banks, Inc. shareholders as well as vari-ous regulatory authorities. Closing is expected in early 1997. The investment banking firm of McConnell, Budd & Downes, Inc. is advising F.N.B. Corporation and Robinson-Humphrey Company, Inc. is advising Southwest Banks, Inc. in this transaction.

                   F.N.B. Corporation's common stock trades on NASDAQ under the symbol FBAN. The average of its bid and asked price last Friday was $21.125. Southwest Banks, Inc. trades in the over-the-counter market using the symbol SWBA and was quoted on Friday at $14.75 per share.

         JDW\skb